                                    Exhibit

1 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars, except per share amounts)	Note	2025	2024	2025	2024
Revenues	16	462.5	252.0	980.0	662.3
Operating expenses	3	131.2	107.6	345.6	323.9
Depreciation and depletion		69.5	58.3	192.7	190.8
Revenue less cost of goods sold		261.8	86.1	441.7	147.6
Corporate administration		7.7	5.5	18.5	16.7
Corporate restructuring	16	—	—	3.3	—
Share-based payment expenses	13	7.1	8.9	20.6	13.2
New Afton free cash flow interest (income) expense		—	—	2.8	—
Exploration and business development		13.6	5.7	28.2	12.6
Earnings from operations		233.4	66.0	368.3	105.1
Finance income	3	1.5	1.7	4.0	5.6
Finance costs	3	(11.7)	(2.5)	(37.1)	(7.5)
Other losses	3	(49.2)	(29.1)	(103.1)	(84.6)
Earnings before taxes		174.0	36.1	232.1	18.6
Income tax (expense) recovery	14	(31.7)	1.8	(37.9)	28.9
Net earnings		142.3	37.9	194.2	47.5
Earnings per share
Basic	13	0.18	0.05	0.25	0.06
Diluted	13	0.18	0.05	0.24	0.06
Weighted average number of shares outstanding (in millions)
Basic	13	791.7	790.7	791.5	739.1
Diluted	13	797.8	796.1	797.6	744.5
See accompanying notes to the condensed interim consolidated financial statements.

2 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(unaudited - in millions of U.S. dollars)	Note	2025	2024	2025	2024
Net earnings		142.3	37.9	194.2	47.5
Other comprehensive income (loss)
Gain (loss) on revaluation of non-current derivative financial liabilities	9	(4.8)	5.7	(8.5)	(9.8)
Accumulated other comprehensive income reclassified to retained earnings		0.2	—	0.2	—
Total other comprehensive income		(4.6)	5.7	(8.3)	(9.8)
Total comprehensive income		137.7	43.6	185.9	37.7
See accompanying notes to the condensed interim consolidated financial statements.
3 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30	As at December 31
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents		123.3	105.2
Trade and other receivables	4	31.3	26.2
Inventories	6	138.3	118.7
Investments		1.0	5.1
Prepaid expenses and other		9.4	18.9
Total current assets		303.3	274.1
Non-current inventories	6	59.9	32.6
Mining interests	7	2,003.5	1,687.1
Other assets		2.3	1.3
Deferred tax assets		—	8.7
Total assets		2,369.0	2,003.8
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	243.8	196.1
Gold prepayment obligation	9	97.8	—
Current income tax payable		3.3	0.5
Total current liabilities		344.9	196.6
Reclamation and closure cost obligations	12	115.3	117.8
Non-current derivative financial liabilities	9	187.3	174.6
Long-term debt	8	394.0	397.0
Deferred tax liabilities		76.5	55.6
Lease obligations	10	1.7	2.0
Other liabilities		9.7	7.9
Total liabilities		1,129.4	951.5
Equity
Common shares	13	3,337.0	3,334.5
Contributed surplus		105.1	106.2
Other reserves		(39.5)	(31.2)
Deficit		(2,163.0)	(2,357.2)
Total equity		1,239.6	1,052.3
Total liabilities and equity		2,369.0	2,003.8
See accompanying notes to the condensed interim consolidated financial statements.

4 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2025	2024
COMMON SHARES
Balance, beginning of period		3,334.5	3,163.5
Issuance of common shares		—	164.6
Issuance of common shares under First Nations agreements	13	0.4	3.9
Exercise of options and vested performance share units	13	2.1	2.5
Balance, end of period		3,337.0	3,334.5
CONTRIBUTED SURPLUS
Balance, beginning of period		106.2	106.9
Exercise of options and vested performance share units	13	(2.0)	(2.5)
Equity settled share-based payments		0.9	1.8
Balance, end of period		105.1	106.2
OTHER RESERVES
Balance, beginning of period		(31.2)	(135.9)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		0.2	114.5
Loss on revaluation of non-current derivative financial liabilities	9	(8.5)	(9.8)
Balance, end of period		(39.5)	(31.2)
DEFICIT
Balance, beginning of period		(2,357.2)	(2,345.3)
Transfer of Accumulated Other Comprehensive income on New Afton free cash flow obligation extinguishment		—	(114.5)
Net earnings		194.2	47.5
Balance, end of period		(2,163.0)	(2,412.3)
Total equity		1,239.6	997.2
See accompanying notes to the condensed interim consolidated financial statements.
5 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended September 30		Nine months ended September 30
(Unaudited - in millions of U.S. dollars)	Note	2025	2024	2025	2024
OPERATING ACTIVITIES
Net earnings		142.3	37.9	194.2	47.5
Adjustments for:
Foreign exchange (gain) loss		(3.5)	2.2	4.2	(2.4)
Depreciation and depletion		69.7	58.6	193.2	191.4
New Afton free cash flow interest expense	5	—	—	2.8	—
Other non-cash adjustments	15	50.4	21.7	87.6	74.6
Income tax expense (recovery)	14	31.7	(1.8)	37.9	(28.9)
Finance income	3	(1.5)	(1.7)	(4.0)	(5.6)
Finance costs	3	11.7	2.5	37.1	7.5
Reclamation and closure costs paid	12	—	(0.2)	(0.2)	(0.4)
		300.8	119.2	552.8	283.7
Change in non-cash operating working capital	15	4.3	7.9	23.8	0.1
Income taxes paid		(4.4)	0.8	(5.4)	(0.7)
Cash generated from operations		300.7	127.9	571.2	283.2
INVESTING ACTIVITIES
Mining interests		(75.6)	(62.5)	(242.9)	(195.8)
New Afton mineral properties acquisition	7	(2.3)	—	(282.3)	—
Proceeds from sale of other assets		—	—	—	0.2
Proceeds from sale of investments		6.4	—	6.5	—
Interest received		1.6	1.7	4.0	5.6
Cash used by investing activities		(69.9)	(60.8)	(514.7)	(190.0)
FINANCING ACTIVITIES
Proceeds received from exercise of options		0.1	0.7	0.8	0.9
Proceeds received from issuance of common shares (net of transaction costs)		—	—	—	164.6
Proceeds from gold prepayment	9	—	—	100.1	—
Repayment of gold prepayment	9	(28.7)	—	(28.7)	—
New Afton free cash flow interest minimum payment guarantee		—	(42.6)	—	(42.6)
Extinguishment of New Afton Free Cash Flow obligation	9	—	—	(20.0)	(257.5)
Lease payments and other financing charges		(1.1)	(0.1)	(5.3)	(1.9)
Settlement of non-current derivative financial liabilities	9	(19.3)	(8.2)	(32.9)	(22.9)
Credit facility (repayment) drawdown	8	(150.0)	(50.0)	—	50.0
Interest paid		(22.6)	(18.8)	(44.2)	(36.2)
Issuance of senior unsecured notes, net of transaction costs	8	—	—	393.7	—
Repayment of senior unsecured notes, including redemption premium paid	8	(111.2)	—	(402.6)	—
Cash generated from (used by) financing activities		(332.8)	(119.0)	(39.1)	(145.6)
Effect of exchange rate changes on cash and cash equivalents		(0.5)	0.1	0.7	(0.5)
Change in cash and cash equivalents		(102.5)	(51.8)	18.1	(52.9)
Cash and cash equivalents, beginning of period		225.8	184.4	105.2	185.5
Cash and cash equivalents, end of period		123.3	132.6	123.3	132.6
Cash and cash equivalents are comprised of:
Cash		123.3	122.6	123.3	122.6
Short-term money market instruments		—	10.0	—	10.0
		123.3	132.6	123.3	132.6
See accompanying notes to the condensed interim consolidated financial statements.
6 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2025
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)
1. Description of business and nature of operations
New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the New Afton Mine in British Columbia, Canada (“New Afton”), and the Rainy River Mine in Ontario, Canada (“Rainy River”).
The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2, Canada. The Company's head office is located at 181 Bay Street, Suite 3320, Toronto, Ontario M5J 2T3.
2. Basis of preparation and material accounting policies
(a) Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 which includes information necessary or useful to understanding the Company's business and financial statement presentation.
In particular, the Company's accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2024 and have been consistently applied in the preparation of these unaudited condensed interim consolidated financial statements.
These unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on October 28, 2025.
7 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
3. Expenses
(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OPERATING EXPENSES BY NATURE
Raw materials and consumables	48.0	40.9	140.5	125.9
Salaries and employee benefits	53.5	46.4	148.3	133.6
Contractors	36.2	23.2	99.3	67.3
Repairs and maintenance	23.2	18.0	62.5	51.8
General and administrative	6.2	5.9	20.7	20.8
Leases	0.6	2.4	2.9	7.9
Royalties	6.2	2.5	12.4	6.7
Drilling and analytical	1.0	0.7	2.6	2.5
Ore purchase costs	0.6	0.7	2.5	1.8
Other	1.7	1.0	7.6	4.4
Total production expenses	177.2	141.7	499.3	422.7
Less: Production expenses capitalized	(27.5)	(28.1)	(126.2)	(95.3)
Less: Change in inventories	(18.5)	(6.0)	(27.5)	(3.5)
Total operating expenses	131.2	107.6	345.6	323.9

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
FINANCE INCOME
Interest income	1.5	1.7	4.0	5.6
FINANCE COSTS
Interest on senior unsecured notes	7.3	7.5	23.7	22.5
Interest on Credit Facility	2.2	—	3.9	—
Accretion	1.4	1.2	3.9	3.6
Loss on repayment of long-term debt (Note 8)	0.6	—	5.1	—
Other finance costs	1.9	3.5	4.9	7.3
Total finance costs	13.4	12.2	41.5	33.4
Less: amounts included in cost of qualifying assets	(1.7)	(9.7)	(4.4)	(25.9)
Total finance costs	11.7	2.5	37.1	7.5

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                                    Exhibit
(c) Other (losses) and gains

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OTHER (LOSSES) AND GAINS
Gain (loss) on foreign exchange	4.0	(2.3)	(5.0)	2.5
Loss on disposal of assets	(0.1)	(0.1)	(0.1)	(1.3)
Gain (loss) on revaluation of investments	0.3	(0.1)	2.4	0.8
Unrealized loss on revaluation of Rainy River gold stream obligation and New Afton free cash flow interest (Note 9)	(33.9)	(25.4)	(75.3)	(124.4)
Gain on extinguishment of New Afton free cash flow interest obligation	—	—	—	42.3
Gain (loss) on foreign exchange derivative	(3.9)	1.4	3.4	(2.5)
Gain (loss) on fuel hedge swap contracts	(0.3)	(0.5)	—	0.5
Unrealized loss on gold prepayment (Note 9)	(14.2)	—	(26.4)	—
Other	(1.1)	(2.1)	(2.1)	(2.5)
Total other losses	(49.2)	(29.1)	(103.1)	(84.6)
4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER RECEIVABLES
Trade receivables	20.6	21.6
Sales tax receivable	10.1	3.2
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 11)	—	1.2
Other	0.6	0.2
Total trade and other receivables	31.3	26.2

9 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
5. Trade and other payables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
TRADE AND OTHER PAYABLES
Trade payables	43.9	36.9
Interest payable	—	14.1
Accruals	106.9	74.9
New Afton free cash flow interest other liabilities(1)	—	20.0
New Afton free cash flow interest payable(2)	2.8	—
Current portion of reclamation and closure cost obligations (Note 12)	8.6	1.6
Current portion of the Rainy River gold stream obligation (Note 9)	77.2	42.6
Current portion of derivative liabilities (Note 11)	2.7	5.3
Current portion of lease liabilities (Note 10)	1.7	0.7
Total trade and other payables	243.8	196.1
1.In 2024, the Company entered into an Amending Agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to reduce the free cash flow interest held by Ontario Teachers in New Afton from 46.6% to 19.9%. The consideration for the disposition included a contingent obligation of $20.0 million to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The contingent obligation was extinguished in May 2025 as a result of the free cash flow buyback transaction (Note 9).
2.Represents the Company’s obligation to Ontario Teachers for 19.9% of New Afton’s free cash flow accrued from January through April 2025. The obligation was extinguished in May 2025. This balance reflects the liability for that period, with payment scheduled for the first quarter of 2026.

6. Inventories

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
INVENTORIES
Stockpile ore	92.4	45.2
Work-in-process	15.5	17.1
Finished goods(1)	13.9	14.4
Supplies	76.4	74.6
Total inventories	198.2	151.3
Less: non-current stockpile inventories	(59.9)	(32.6)
Total current inventories	138.3	118.7
1.The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2025 was $123.5 million (2024 - $103.8 million) and $328.7 million (2024 - $313.2 million) respectively.

10 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
7. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2023	2,001.2	367.2	1,583.9	112.5	4,064.8
Additions	106.5	18.0	51.4	71.5	247.4
Disposals	—	—	(7.0)	—	(7.0)
Transfers(1)	541.1	(271.0)	(268.2)	(1.9)	—
Disposal of mineral property interest(2)	(324.2)	(110.2)	(173.9)	—	(608.3)
As at December 31, 2024	2,324.6	4.0	1,186.2	182.1	3,696.9
Additions	26.7	—	12.4	207.9	247.0
Mineral property interest buyback(3)	222.1	—	60.2	—	282.3
Disposals	—	—	(5.0)	—	(5.0)
Transfers	138.2	(2.8)	50.5	(185.9)	—
As at September 30, 2025	2,711.6	1.2	1,304.3	204.1	4,221.2
ACCUMULATED DEPRECIATION
As at December 31, 2023	1,246.1	—	891.5	—	2,137.6
Depreciation for the year	169.1	—	47.7	—	216.7
Disposal of mineral property interest(2)	(233.4)	—	(102.7)	—	(336.1)
Disposals	—	—	(8.4)	—	(8.4)
As at December 31, 2024	1,181.8	—	828.0	—	2,009.8
Depreciation for the year	148.2	—	64.7	—	212.9
Disposals	—	—	(5.0)	—	(5.0)
As at September 30, 2025	1,330.0	—	887.7	—	2,217.7
CARRYING AMOUNT
As at December 31, 2024	1,142.8	4.0	358.2	182.1	1,687.1
As at September 30, 2025	1,381.6	1.2	416.6	204.1	2,003.5
1.In 2024, transfers to depletable included $232.3 million related to C-Zone development as a result of achieving commercial production at C-Zone in October 2024.
2.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which was determined for accounting purposes to be a partial disposition of mineral property with a net book value of $272.2 million.
3.In May 2025, the Company closed the Transaction to eliminate the Ontario Teachers free cash flow interest in New Afton, and as a result reacquired 19.9% of New Afton's mineral interest recognized at a fair value of $282.3 million.

Consolidation of 100% Interest in New Afton
In April 2025, the Company entered into an agreement with Ontario Teachers Pension Plan ("Ontario Teachers") to acquire its remaining 19.9% free cash flow interest in New Afton (the "Transaction"). The Transaction closed in May 2025, and as a result, Ontario Teachers' free cash flow interest in New Afton and the $20.0 million contingent liability were fully eliminated in exchange for a cash payment of $300.0 million from the Company. The Company funded the $300.0 million cash payment with cash on hand, borrowings from its existing revolving credit facility, and a gold prepayment financing arrangement with a syndicate of financial institutions. The transaction resulted in the acquisition of mining interests valued at $282.3 million.

11 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Carrying amount by property as at September 30, 2025

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	936.1	—	147.6	43.6	1,127.3
Rainy River	445.5	—	266.7	160.5	872.7
Other(1)	—	1.2	2.3	—	3.5
Carrying amount	1,381.6	1.2	416.6	204.1	2,003.5
1.Other includes Cerro San Pedro ("CSP") and corporate balances.
Carrying amount by property as at December 31, 2024

(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	684.6	—	78.1	81.1	843.8
Rainy River	458.2	2.9	277.3	101.0	839.4
Other(1)	—	1.1	2.8	—	3.9
Carrying amount	1,142.8	4.0	358.2	182.1	1,687.1
1.Other includes CSP and corporate balances.
8. Debt
Long-term debt consists of the following:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
LONG-TERM DEBT
Senior unsecured notes - due April 1, 2032 (a)	394.0	—
Senior unsecured notes - due July 15, 2027 (b)	—	397.0
Credit Facility (c)	—	—
Total long-term debt	394.0	397.0
(a) Senior Unsecured Notes - due April 1, 2032
On March 18, 2025, the Company issued $400.0 million of senior unsecured notes ("2032 Unsecured Notes") for net cash proceeds of $393.7 million after transaction costs. The face value of the 2032 Unsecured Notes is $400.0 million. The 2032 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year.

The Company incurred initial transaction costs of $6.3 million, which have been offset against the carrying amount of the 2032 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2032 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering
12 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.
The 2032 Unsecured Notes are redeemable by the Company in whole or in part during the 12 month period beginning on April 1 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2032 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
April 1, 2028	103.438
April 1, 2029	101.719
April 1, 2030 and thereafter	100.000
(b) Senior Unsecured Notes - due July 15, 2027
During the nine months ended September 30, 2025, the Company redeemed the full amount of the $400.0 million outstanding senior unsecured notes that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). On March 18, 2025, the Company completed a partial redemption of $288.8 million and then on July 15, 2025, the Company completed the redemption of the remaining $111.2 million. The Company recognized a loss on repayment of long-term debt of $5.1 million, primarily comprised of a $2.6 million tender offer premium and the de-recognition of deferred financing charges associated with the 2027 Unsecured Notes.

(c) Credit Facility
On December 31, 2024, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of December 2026 and a borrowing limit of $400.0 million. In March 2025, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions which extended the maturity date to March 2029. The borrowing limit remains at $400.0 million with an option to increase the limit up to $500.0 million through an accordion feature.

The accordion feature permits the Company to request that the aggregate principal amount of the credit limit be increased by up to a maximum of an additional $100.0 million if approved by one or more members of the credit facility syndicate. This feature provides the Company with flexibility to access additional funding if needed. As at September 30, 2025, the Company had not exercised the accordion feature.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

13 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
Financial Covenant		2025	2024
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1.0	16.6 : 1	11.0 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1.0	0.7 : 1	1.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1.0	0.0 : 1	0.1 : 1
The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over term-adjusted SOFR, the Prime Rate or the Base Rate based on the Company’s Leverage Ratio, and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 2.00% over term-adjusted SOFR as at September 30, 2025 (December 31, 2024 – 2.50% over term-adjusted SOFR). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73% over SOFR, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.45% over SOFR as at September 30, 2025 (December 31, 2024 – 0.56% over SOFR).
In May 2025, $150.0 million was drawn under the Credit Facility, and the balance was repaid during the three months ended September 30, 2025. The draw was used to partially fund the acquisition of the remaining 19.9% free cash flow interest in New Afton from Ontario Teachers (Note 9). The Credit Facility has also been used to issue letters of credit amounting to $23.6 million (December 31, 2024 - $23.3 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

14 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
9. Derivative financial liabilities
(a) Non-current derivative financial liabilities
The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2023	199.9	543.4	743.3
Settlements during the period	(33.1)	—	(33.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(1.2)	12.2	11.0
Other fair value adjustments(2)	51.6	79.0	130.6
Extinguishment of New Afton free cash flow interest obligation(3)	—	(634.6)	(634.6)
Balance, December 31, 2024	217.2	—	217.2
Less: current portion(4)	(42.6)	—	(42.6)
Non-current portion of derivative financial liabilities	174.6	—	174.6
Balance, December 31, 2024	217.2	—	217.2
Settlements during the period(5)	(36.5)	—	(36.5)
Fair value adjustments related to changes in the Company’s own credit risk(1)	8.5	—	8.5
Other fair value adjustments(2)	75.3	—	75.3
Balance, September 30, 2025	264.5	—	264.5
Less: current portion(4)	(77.2)	—	(77.2)
Non-current portion of derivative financial liabilities	187.3	—	187.3
1.Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income (loss).
2.Other fair value adjustments are included in Other Losses in the condensed interim consolidated income statements.
3.In 2024, the Company entered into an Amending Agreement with Ontario Teachers which resulted in a derecognition of the FVTPL during the second quarter of 2024.
4.The current portion of the derivative financial liabilities is included in trade and other payables on the condensed interim statement of financial position.
5.Settlements during the period are on an accrual basis. During the nine months ended September 30, 2025, the Company paid $32.9 million in cash towards settlements of the Rainy River gold stream obligation.

Rainy River gold stream obligation
In 2015, the Company entered into a $175.0 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. ("Royal Gold"). Under the terms of the agreement, the Company is required to deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company is also required to deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter.
In addition to the upfront $175.0 million deposit, Royal Gold is required to pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold reduces the $175.0 million deposit over the life of the mine. There is no outstanding balance remaining on the $175.0 million deposit.
The Company has designated the Rainy River gold stream obligation as a FVTPL under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the condensed interim consolidated income statements and condensed interim consolidated statements of comprehensive income.
15 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Fair value adjustments represent the net effect on the Rainy River gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date.
Components of the adjustment to fair value for the non-current derivative financial liability at each reporting date include:

Financial instrument	Components of the adjustment to fair value
Rainy River gold stream obligation
•Accretion expense due to passage of time
•Change in the risk-free interest rate
•Change in the Company specific credit spread
•Change in any expected ounces to be delivered
•Change in future metal prices

New Afton free cash flow interest obligation elimination
In 2020, New Gold entered into a strategic partnership ("Original Agreement") with Ontario Teachers. Under the terms of the Original Agreement, Ontario Teachers acquired a 46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. The Original Agreement was determined to be a financial liability that the Company designated as FVTPL under the scope of IFRS 9.
In May 2024, the Company entered into an amending agreement ("Amending Agreement") with Ontario Teachers to reduce the free cash flow interest to 19.9% in exchange for a cash payment of $255.0 million. The Company determined that the Amending Agreement constituted a substantial modification of the Original Agreement which resulted in a derecognition of the FVTPL liability. Consideration for the disposal consisted of the $255.0 million cash payment, $2.5 million in transaction costs, the 19.9% free cash flow interest, and a contingent obligation of $20.0 million payable to Ontario Teachers should there be a change of control of New Gold prior to January 2026. The Company determined that the Amending Agreement constituted an executory contract and a partial disposal of the New Afton Mining Interest with a book value of $272.2 million as at May 31, 2024.
(b) Gold prepayment obligation
To finance a portion of the cash payment pursuant to the agreement with Ontario Teachers to acquire the remaining 19.9% free cash flow interest in New Afton (Note 7), New Gold entered into a gold prepayment financing arrangement with a syndicate of financial institutions. Pursuant to the gold prepayment financing arrangement, the Company received $100.1 million in April 2025 from a syndicate of financial institutions in exchange for delivery of 2,771 oz of gold bullion per month effective July 2025, and until June 2026. Settlement of gold ounces is not linked to the Company’s own production as settlement will occur with the delivery of gold bullion purchased in the open market.
For accounting purposes, the gold prepayment did not meet the own use exemption to be treated as an executory contract. As a result, the contract is a financial liability with an embedded derivative. As allowed under IFRS 9, the Company elected to account for the entire contract as a financial liability at Fair Value Through Profit or Loss ("FVTPL") and will revalue the liability based on the average gold forward curve at each reporting period, with changes in fair value recognized in other gains and losses.
The gold prepayment financing is recorded as a current liability on the statement of financial position and is settled as gold ounces are delivered. As at September 30, 2025, the fair value of the liability is recognized at $97.8 million.
16 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
Upon issuance - April 28, 2025	100.1	—
Settlements during the period	(28.7)	—
Fair value adjustment	26.4	—
Balance, September 30, 2025	97.8	—
10. Leases
(a) Right-of-use assets
The Company leases assets such as buildings, mobile equipment, and machinery. These assets are included in Mining Interests on the condensed interim consolidated statement of financial position and are classified as plant & equipment as per Note 7 of the Company’s unaudited condensed interim consolidated financial statements.

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
RIGHT-OF-USE- ASSETS
Opening balance	4.6	17.9
Additions	3.6	0.4
Depreciation	(3.3)	(1.9)
Transfers(1)	—	(11.8)
Total right-of-use-assets	4.9	4.6
1. 2024 transfers of right-of-use assets (net of accumulated depreciation) from leased to owned.
(b) Lease liabilities
See below for a maturity analysis of the Company’s lease payments:

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
MATURITY ANALYSIS FOR LEASES
Less than 1 year	1.8	0.6
Between 1 and 3 years	1.4	1.2
Between 3 and 5 years	0.5	0.9
Total undiscounted lease payments(1)	3.7	2.7
Carrying value of lease liabilities	3.4	2.7
Less: current portion of lease liabilities(2)	(1.7)	(0.7)
Non-current portion of lease liabilities	1.7	2.0
1.Total undiscounted lease payments exclude leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.

17 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
For the three and nine months ended September 30, 2025, the Company recognized $0.1 million and $0.3 million (2024 - nil and $0.2 million) in interest expense on lease liabilities.
For the three and nine months ended September 30, 2025, the Company expensed $1.5 million and $5.1 million (2024 - $1.9 million and $8.2 million) related to leases that are classified as short term.
11. Derivative instruments

	As at September 30	As at December 31
(in millions of U.S. dollars)	2025	2024
DERIVATIVE ASSETS (LIABILITIES)
Foreign exchange forward contracts(1)	(1.7)	(5.3)
Fuel hedge swap contracts(2)	—	0.1
Unsettled provisionally priced concentrate derivatives, and swap contracts(3)	(1.0)	1.2
1.Foreign exchange forward contracts are included within Trade and Other Receivables when in an assets position, and in Trade and Other Payables when in a liability position in the statement of financial position.
2.Fuel hedge swap contracts are included within Trade and Other Receivables when in an assets position, and in Trade and Other Payables when in a liability position in the statement of financial position.
3.Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a)    Provisionally priced contracts
The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2025. Realized and unrealized gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.
The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	2.1	1.6	3.7	13.2	6.0	19.2
Unrealized	3.6	1.3	4.9	4.0	2.6	6.6
Total gain	5.7	2.9	8.6	17.2	8.6	25.8

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	2.2	(1.3)	0.9	6.7	4.6	11.3
Unrealized	1.1	3.2	4.3	1.3	2.6	3.9
Total gain	3.3	1.9	5.2	8.0	7.2	15.2
18 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(1.2)	(1.1)	(2.3)	(11.7)	(5.8)	(17.5)
Unrealized	(4.3)	(1.8)	(6.1)	(4.5)	(3.1)	(7.6)
Total loss	(5.5)	(2.9)	(8.4)	(16.2)	(8.9)	(25.1)

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON SWAP CONTRACTS
Realized	(1.5)	2.6	1.1	(4.8)	(2.8)	(7.6)
Unrealized	(1.5)	(4.2)	(5.7)	(1.4)	(2.7)	(4.1)
Total loss	(3.0)	(1.6)	(4.6)	(6.2)	(5.5)	(11.7)
The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at September 30	As at December 31
	2025	2024
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	0.7	0.8
Copper pounds (millions)	1.2	0.4
(b) Foreign exchange forward contracts
The Company entered into foreign exchange forward contracts in order to hedge operating costs at the New Afton and Rainy River mines. These contracts are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.

The Company entered into foreign exchange forward contracts hedging an average of C$43.5 million per month during the first half of 2025, and C$46.0 million per month for the second half of 2025. As at September 30, 2025, the fair value of the unrealized foreign exchange forward contract liability was $1.7 million (December 31, 2024 - $5.3 million forward contract liabilities).

19 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(c) Diesel fuel hedge swap contracts
The Company entered into diesel fuel hedge swap contracts for Rainy River in order to reduce exposure to volatile fuel prices. These contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses are recorded within operating expenses.
The Company hedged an average of 0.7 million gallons per month during the first half of 2025 and 0.7 million gallons per month for the second half of 2025. As at September 30, 2025, the fair value of the unrealized fuel hedge swap contract assets was nil (December 31, 2024 - $0.1 million swap contract assets).
12. Reclamation and closure cost obligations
Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	New Afton	Rainy River	Cerro San Pedro	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2023	33.1	91.0	0.1	124.2
Reclamation expenditures	—	(0.4)	(0.1)	(0.5)
Unwinding of discount	0.9	2.7	—	3.6
Revisions to expected cash flows	3.1	(1.2)	—	1.9
Foreign exchange movement	(2.7)	(7.1)	—	(9.8)
Balance – December 31, 2024	34.4	85.0	—	119.4
Less: current portion of closure costs (Note 5)	(0.3)	(1.3)	—	(1.6)
Non-current portion of closure costs	34.1	83.7	—	117.8
Balance – December 31, 2024	34.4	85.0		119.4
Reclamation expenditures	—	(0.2)	—	(0.2)
Unwinding of discount	0.8	2.1	—	2.9
Revisions to expected cash flows	(1.0)	(1.4)	—	(2.4)
Foreign exchange movement	1.2	3.0	—	4.2
Balance – September 30, 2025	35.4	88.5	—	123.9
Less: current portion of closure costs (Note 5)	(0.5)	(8.1)	—	(8.6)
Non-current portion of closure costs	34.9	80.4	—	115.3

20 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
13. Share capital
At September 30, 2025, the Company had unlimited authority to issue common shares, and 791.7 million common shares outstanding.
(a) No par value common shares issued

	Number of shares	Value of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2023	687,006	3,163.5
Issuance of common shares(1)	100,395	164.6
Issuance of common shares under First Nations agreements	2,400	3.9
Exercise of options and vested performance share units	1,129	2.5
Balance at December 31, 2024	790,930	3,334.5
Issuance of common shares under First Nations agreements	133	0.4
Exercise of options and vested performance share units	651	2.1
Balance at September 30, 2025	791,714	3,337.0
1.In May 2024, the Company completed an equity issuance of 100,395,000 common shares at a price of $1.72 per common share for gross proceeds of $172.7 million. Transaction costs amounted to $8.1 million and have been netted against the gross proceeds of the equity issuance.

(b) Share-based payment expenses
The following table summarizes share-based payment expenses:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
SHARE-BASED PAYMENT EXPENSES
Stock option expense	—	—	—	0.1
Performance share unit expense	(3.6)	1.5	(1.3)	2.0
Restricted share unit expense	13.7	8.0	25.4	11.7
Deferred share unit expense	5.2	3.9	10.2	5.8
Shares issued under First Nations agreements	—	—	0.4	0.2
Total share-based payment expenses	15.3	13.4	34.7	19.8
Less: included within operating expenses	(8.2)	(4.5)	(14.1)	(6.6)
Share-based payment expenses	7.1	8.9	20.6	13.2

21 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
(i) Stock options
The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2023	1,730	1.93
Exercised	(936)	1.85
Forfeited	(307)	2.03
Expired	(30)	1.81
Balance at December 31, 2024	457	2.04
Exercised	(233)	1.93
Forfeited	(8)	2.18
Balance at September 30, 2025	216	2.15

Earnings per share
The following table sets out the calculation of earnings per share:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2025	2024	2025	2024
CALCULATION OF EARNINGS PER SHARE
Net earnings	142.3	37.9	194.2	47.5
Basic weighted average number of shares outstanding (in millions)	791.7	790.7	791.5	739.1
Dilution of securities:
Stock options, deferred share units, performance share units	6.1	5.4	6.1	5.3
Diluted weighted average number of shares outstanding (in millions)(1)	797.8	796.1	797.6	744.5
Net earnings per share:
Basic	0.18	0.05	0.25	0.06
Diluted	0.18	0.05	0.24	0.06
1.No equity securities were excluded from the calculation of diluted earnings per share.
14. Income and mining taxes
The following table outlines the composition of income tax expense (recovery) between current tax and deferred tax:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
Current income and mining tax expense	5.9	0.7	8.3	1.7
Deferred income and mining tax expense (recovery)	25.8	(2.5)	29.6	(30.6)
Total income tax expense (recovery)	31.7	(1.8)	37.9	(28.9)

22 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
15. Supplemental cash flow information
Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(3.4)	(0.8)	(3.4)	0.2
Inventories	(17.1)	(3.0)	(19.6)	2.0
Prepaid expenses and other	1.8	0.3	13.2	4.3
Trade and other payables	23.0	11.4	33.6	(6.4)
Total change in non-cash operating working capital	4.3	7.9	23.8	0.1

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024
OTHER NON-CASH ADJUSTMENTS
(Gain) loss on revaluation of foreign exchange forward contracts and fuel hedge swap contracts	4.6	(1.1)	(3.6)	1.8
Unrealized (gain) loss on provisionally priced concentrate contracts	1.2	1.2	1.0	0.2
Equity settled share-based payment (gain) loss	0.7	0.2	0.6	0.4
Gain on extinguishment of New Afton free cash flow obligation	—	—	—	(42.3)
Loss on disposal of assets	0.1	0.1	0.1	1.3
Unrealized loss on revaluation of non-current derivative financial instruments (Note 9)	33.8	25.4	75.3	124.4
Unrealized loss on gold prepayment (Note 9)	14.2	—	26.4	—
Inventory net realizable value (write-up) write-down	(3.8)	(4.2)	(10.0)	(10.4)
(Gain) loss on revaluation of investments	(0.3)	0.1	(2.1)	(0.8)
Total other non-cash adjustments	50.5	21.7	87.6	74.6

23 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
16. Segmented information
(a) Segment revenues and results
The Company manages its reportable segments by operating mines. Earnings (loss) from operations of reportable operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	50.6	354.4	—	405.0
Copper revenues	51.7	—	—	51.7
Silver revenues	1.3	4.5	—	5.8
Total revenues(2)	103.6	358.9	—	462.5
Operating expenses	40.8	90.4	—	131.2
Depreciation and depletion	27.3	42.2	—	69.5
Revenue less cost of goods sold	35.5	226.3	—	261.8
Corporate administration	—	—	7.7	7.7
Share-based payment expenses	—	—	7.1	7.1
Exploration and business development	7.2	4.5	1.9	13.6
Earnings (loss) from operations	28.3	221.8	(16.7)	233.4
Finance income				1.5
Finance costs				(11.7)
Other losses				(49.2)
Earnings before taxes				174.0
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2025.
24 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Three months ended September 30, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	35.1	168.1	—	203.2
Copper revenues	43.9	—	—	43.9
Silver revenues	0.8	4.1	—	4.9
Total revenues(2)	79.8	172.2	—	252.0
Operating expenses	34.4	73.2	—	107.6
Depreciation and depletion	12.6	45.7	—	58.3
Revenue less cost of goods sold	32.8	53.3	—	86.1
Corporate administration	—	—	5.5	5.5
Share-based payment expenses	—	—	8.9	8.9
Exploration and business development	2.9	2.5	0.3	5.7
Earnings (loss) from operations	29.9	50.8	(14.7)	66.0
Finance income				1.7
Finance costs				(2.5)
Other losses				(29.1)
Earnings before taxes				36.1
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2024.

Nine months ended September 30, 2025
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	158.3	645.4	—	803.7
Copper revenues	160.8	—	—	160.8
Silver revenues	3.6	11.9	—	15.5
Total revenues(2)	322.7	657.3	—	980.0
Operating expenses	124.5	221.1	—	345.6
Depreciation and depletion	78.8	113.9	—	192.7
Revenue less cost of goods sold	119.4	322.3	—	441.7
Corporate administration	—	—	18.5	18.5
Corporate restructuring(3)	—	—	3.3	3.3
Share-based payment expenses	—	—	20.6	20.6
New Afton free cash flow interest expense	2.8	—	—	2.8
Exploration and business development	16.8	10.3	1.1	28.2
Earnings (loss) from operations	99.8	312.0	(43.5)	368.3
Finance income				4.0
Finance costs				(37.1)
Other losses				(103.1)
Earnings before taxes				232.1
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2025.
3.In March 2025, the Company recognized a restructuring charge of $3.3 million in severance and other termination benefits related to changes at the executive leadership level of the organization.

25 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit

Nine months ended September 30, 2024
(in millions of U.S. dollars)	New Afton	Rainy River	Other(1)	Total
OPERATING SEGMENT RESULTS
Gold revenues	109.8	394.5	—	504.3
Copper revenues	144.4	—	—	144.4
Silver revenues	2.5	11.1	—	13.6
Total revenues(2)	256.7	405.6	—	662.3
Operating expenses	120.9	203.0	—	323.9
Depreciation and depletion	53.6	137.2	—	190.8
Revenue less cost of goods sold	82.2	65.4	—	147.6
Corporate administration	—	—	16.7	16.7
Share-based payment expenses	—	—	13.2	13.2
Exploration and business development(3)	9.1	5.4	(1.9)	12.6
Earnings (loss) from operations	73.1	60.0	(28.0)	105.1
Finance income				5.6
Finance costs				(7.5)
Other losses				(84.6)
Earnings before taxes				18.6
1.Other includes corporate balances and CSP.
2.Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2024.
3.Exploration and business development includes BC Exploration tax credits of $3.2 million received during the first quarter of 2024

(b) Segmented assets and liabilities
The following table presents the segmented assets and liabilities:

		Total assets	Total liabilities		Capital expenditures(1)
	As at September 30	As at December 31	As at September 30	As at December 31	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2025	2024	2025	2024	2025	2024	2025	2024
SEGMENTED ASSETS AND LIABILITIES
New Afton	1,193.4	923.1	147.8	147.1	30.6	30.6	81.3	94.5
Rainy River	1,057.9	985.9	452.4	361.1	45.0	31.9	161.6	101.3
Other (2)	117.7	94.8	529.2	443.2	—	—	—	—
Total segmented assets, liabilities and capital expenditures	2,369.0	2,003.8	1,129.4	951.5	75.6	62.5	242.9	195.8
1.Mining interests per consolidated statement of cash flows.
2.Other includes corporate balances and CSP.

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                                    Exhibit
17. Fair value measurement
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.
The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from, or corroborated by, observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2, and 3 during the nine months ended September 30, 2025 or the year ended December 31, 2024. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
Valuation methodology for Level 1 financial assets and liabilities:
Investments
The fair value of the investments are measured based on the investee's closing share price on the reporting date.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:
Provisionally priced contracts and gold and copper swap contracts
The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.
Gold prepayment obligation
The fair value of the gold prepayment liability is calculated using the mark-to-market method based on the average gold forward prices.

Foreign exchange forward contracts
The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.
Fuel hedge swap contracts
The fair value of the fuel hedge swap contracts is calculated using the mark-to-market forward prices of diesel, based on the applicable settlement dates of the outstanding swap contracts.

27 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
Rainy River gold stream obligation
The fair value of the Rainy River gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2032 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.
The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at September 30, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		123.3		105.2
Trade and other receivables(1)	Financial assets at amortized cost		32.3		25.0
Provisionally priced contracts	Financial instruments at FVTPL	2	6.6	2	(0.5)
Gold and copper swap contracts	Financial instruments at FVTPL	2	(7.6)	2	1.7
Foreign exchange forward contracts	Financial instruments at FVTPL	2	—	2	—
Fuel hedge swap contracts	Financial Instruments at FVTPL	2	—	2	—
FINANCIAL LIABILITIES
Trade and other payables(2)	Financial liabilities at amortized cost		155.3		151.9
Long-term debt	Financial liabilities at amortized cost		394.0		397.0
Foreign exchange forward contracts	Financial instruments at FVTPL	2	1.7	2	5.3
Rainy River gold stream obligation	Financial instruments at FVTPL	3	264.5	3	217.2
Gold prepayment obligation	Financial instruments at FVTPL	2	97.8	2	—
1.Trade and other receivables exclude provisionally priced contracts, and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

28 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD

                                    Exhibit
The carrying values and fair values of the Company’s financial instruments are as follows:

	As at September 30, 2025		As at December 31, 2024
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	123.3	123.3	105.2	105.2
Trade and other receivables(1)	32.3	32.3	25.0	25.0
Provisionally priced contracts	6.6	6.6	(0.5)	(0.5)
Gold and copper swap contracts	(7.6)	(7.6)	1.7	1.7
Foreign exchange forward contracts	—	—	—	—
Fuel hedge swap contracts	—	—	—	—
FINANCIAL LIABILITIES
Trade and other payables(2)	155.3	155.3	151.9	151.9
Long-term debt	394.0	422.0	397.0	404.0
Foreign exchange forward contracts	1.7	1.7	5.3	5.3
Rainy River gold stream obligation	264.5	264.5	217.2	217.2
Gold prepayment obligation	97.8	97.8	—	—
1.Trade and other receivables exclude provisionally priced contracts and gold and copper swap contracts.
2.Trade and other payables exclude the short-term portion of reclamation and closure cost obligation, the Rainy River gold stream obligation, and current derivative liabilities.

18. Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2025, these commitments totaled $61.7 million. This compares to commitments of $63.7 million as at December 31, 2024. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intention to fulfill the contracts.
29 WWW.NEWGOLD.COM TSX:NGD NYSE American:NGD